U.S. Silica Holdings, Inc.

24275 Katy Freeway, Suite 600

Katy, Texas 77494

September 27, 2019

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Division of Corporation Finance
Office of Beverages, Apparel and Mining

Re:	U.S. Silica Holdings, Inc.
Form 10-K for the Year Ended December 31, 2018
Filed February 20, 2019
File No. 1-35416

Ladies and Gentlemen:

Set forth below are the responses of U.S. Silica Holdings, Inc., a Delaware corporation (hereafter “us,” “we” or the “Corporation”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 3, 2019 with respect to the Corporation’s Annual Report for the year ended December 31, 2018 on Form 10-K, which was filed with the Commission on February 20, 2019 (the “Annual Report”).

Concurrently with the submission of this letter, we are supplementally submitting the additional materials the Staff requested in comment number 2.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Annual Report, unless otherwise indicated.

Business

Our Customers, page 12

1.

You state that you had one customer that accounted for 15% of your total sales in 2018, two customers that accounted for 15% and 12% of total sales in 2017 and one customer that accounted for 13% of total sales in 2016. As each of these customers accounted for over 10% of your sales, please tell us why you have not disclosed their names in order to comply with Item 101(c)(1)(vii) of Regulation S-K. In this regard, we note your risk factor disclosure at page 26 indicates that the loss of any of your major customers could result in a material adverse affect on your business.

Response: We respectfully advise the Staff that, pursuant to Item 101(c)(1)(vii) of Regulation S-K, disclosure of the name of any customer that comprises 10% or more of the registrant’s consolidated revenues is necessary only if the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole.

We respectfully advise the Staff that the hydraulic fracturing sand (“frac sand”) market exhibits some liquidity given the nature of the commodity. Our sales force is experienced in moving frac sand volumes from one account to another as required by market conditions, either with established customers or new customers. For example, while previously oilfield services companies were the primary purchasers of frac sand who would then provide the frac sand to their exploration and production (“E&P”) company clients, we have signed several agreements with E&P companies to directly provide their frac sand needs over the past two years.

Similarly, the customer who accounted for 12% of our sales in 2017 accounted for only 6% of our sales in 2018. The significant reduction in frac sand purchases by this customer from 2017 to 2018 did not result in a material adverse effect on our results of operations in 2018. Many of our contracts entitle us to payments if the customer does not purchase minimum amounts of frac sand annually, or termination payments if the customer cancels the contract completely. Historically, these provisions in our frac sand contracts have mitigated the impact of losing any single customer on our results of operations.

In addition, we have steadily increased the percentage of our revenue that we receive from sales of industrial products and decreased the importance of our sales of hydraulic fracturing sand since 2016.

Our risk factor on page 26 indicated that the loss of significant customers, or reduction in their purchase volumes, could, depending on market conditions, result in a material adverse effect on our business. We intended the disclosure to pertain to the loss of multiple significant customers, as opposed to only the customers who account for more than 10% of our sales. For the reasons described above, in preparing this disclosure, we did not believe that the loss of the customer who accounted for more than 10% of sales in each of 2016, 2017 and 2018 would result in a material adverse effect on our results of operations.

In response to the Staff’s comment, assuming our risk assessment remains consistent, we propose to update the referenced risk factor to a form substantially similar to the following in our next annual report on Form 10-K:

A large portion of our sales is generated by our top ten customers, and the loss of, or a significant reduction in purchases by our largest customers could adversely affect our operations.

Our ten largest customers accounted for approximately 48%, 58% and 52% of total sales during the year ended December 31, 2018, 2017 and 2016, respectively. ~~As of December 31, 2018, we had twenty-one long-term, competitively-bid minimum purchase supply agreements in the Oil & Gas Proppants segment with initial terms expiring between 2019 and 2034, including 10 that expire between 2018 and 2020. While some of our largest customers have entered into supply agreements with us,~~ As a result of market conditions, competition or other factors, these customers may not continue to purchase the same levels of our ~~commercial silica~~ products in the future, if at all ~~due to a variety of reasons, contract requirements notwithstanding. For example, some of our top customers could go out of business or, alternatively, be acquired by other companies that purchase the same products and services provided by us from other third-party providers. Our customers could also seek to capture and develop their own sources of commercial silica. If any of our major customers substantially reduces or altogether ceases purchasing our commercial silica products, depending on market conditions, we could suffer~~. Substantial reductions in purchase volumes across these customers could have a material adverse effect on our business, financial condition, results of operations, and cash flows ~~and prospects~~.

~~In addition, the long-term minimum purchase supply agreements may negatively impact our results of operations. Some of our long-term agreements are for sales at fixed prices that are adjusted only for certain cost increases. As a result, in periods with increasing prices, our sales could grow at a slower rate than industry spot prices.~~

Items 2. Properties

Summary of Reserves, page 51

2.

Proven and probable reserves are disclosed for your Middleton, Tennessee, Popcorn Mine, Nevada, and Celatom Mine, Oregon properties. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of the materials designated as reserves, as required by paragraph (c) of Industry Guide 7. The information requested includes, but is not limited to:

•	Property and geologic maps

•	Description of your sampling and assaying procedures

•	Drill-hole maps showing drill intercepts

•	Representative geologic cross-sections and drill logs

•	Description and examples of your cut-off calculation procedures

•	Cutoff grades used for each category of your reserves

•	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

•	A detailed description of your procedures for estimating reserves

•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans including the cash flow analyses

•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12b.

Response: We acknowledge the Staff’s comment and are simultaneously supplementally submitting under separate cover reports covering the Company’s reserves at these locations and addressing the information requested by the Staff.

If you have any questions or need additional information, please contact W. Andrew Macan, Senior Vice President, General Counsel and Corporate Secretary for U.S. Silica Holdings Inc., at (346) 307-8631, or Scott Lesmes of Morrison & Foerster LLP at (202) 887-1585.

Sincerely yours,

U.S. Silica Holdings, Inc.

By:	/s/ W. Andrew Macan
Name:	W. Andrew Macan
Title:	Senior Vice President, General Counsel and Corporate Secretary

cc:	Matthew Rinegar
Senior Counsel, Securities and Corporate Governance

Donald Merrill

Executive Vice President and Chief Financial Officer

Deborah Dishong

Vice President and Chief Accounting Officer

Jeffrey Deatsman

Grant Thornton LLP

Scott Lesmes

Morrison & Foerster LLP